Filed Pursuant to Rule 433
Registration No. 333-158385
April 8, 2009

FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
and Prospectus Supplement dated April 3, 2009)

HSBC USA INC.
1 Year Callable Yield Notes

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

INDICATIVE TERMS

Issuer	HSBC USA Inc.
Issue	12 Month Callable Yield Notes
Issuer Rating	AA- (S&P), A1 (Moody's)[1]
Trade Date	April 27, 2009
Pricing Date	April 27, 2009
Original Issue Date	April 30, 2009
Maturity Date	April 30, 2010 (expected)
Issue Price	$1,000 per Note
Reference Assets	S&P 500® Index Russell 2000® Index
Coupon	[16.0% - 19.0%] per annum paid quarterly.
Cash Settlement Value Payable at Maturity	▪ If a knock-in event occurs with respect to either reference asset during the observation period, an investor will receive an amount equal to the product of (A) the principal amount multiplied by (B) the sum of (i) one plus (ii) the lesser of (a) the final return of the Lowest Performer and (b) zero ▪ If a knock-in event does not occur during the observation period, an investor will receive the principal amount.
Knock-In Event	A knock-in event occurs if the official closing level of any reference asset reaches or falls below its knock-in level on any scheduled trading day during the observation period.
Knock-In Level	For a reference asset, 60% of its initial level.
Callable	The notes may be redeemed by the issuer on any quarterly coupon payment date at 100% of the principal amount together with any accrued but unpaid coupon.
Final Return	$\left(\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}\right)$
Minimum Denomination	$1,000 and increments of $1,000 thereafter subject to a minimum issuance amount of $1 million.
CUSIP	4042K0WP6

[1]A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Notes Description

The notes provide the investor with a quarterly coupon of [16%-19%] per annum subject to the issuer's early redemption right, regardless of the performance of the reference assets. The notes are subject to early redemption by the issuer on any quarterly coupon payment date.

If a knock-in event does not occur during the observation period, an investor will receive the principal amount of their notes.

If a knock-in event occurs for either reference asset during the observation period the cash settlement value shall equal the product of (A) the principal amount multiplied by (B) the sum of (i) one plus (ii) the lesser of (a) the final return of the lowest performer and (b) zero.

Highlights

- *Yield Enhancement:* Subject to early redemption, investors will receive a quarterly coupon, regardless of the performance of the reference assets.
- *Possible Principal Protection:* If a knock-in event does not occur during the observation period, an investor will receive the principal amount.
- *Callable:* The issuer has the right to call the note on any quarterly coupon payment date at 100% of the principal amount.



HSBC
The world's local bank

INDEX DESCRIPTIONS AND HISTORICAL PERFORMANCE

10 Year Historical Month-End Price Performance of the Reference Assets



1800
1600
1400
1200
1000
800
600
400
200
0
4/5/1999
4/5/2000
4/5/2001
4/5/2002
4/5/2003
4/5/2004
4/5/2005
4/5/2006
4/5/2007
4/5/2008
Russell 2000 Index
S&P 500 Index

Past performance is not a prediction or guarantee of future results.

Source: Bloomberg Professional® service.

Index Description

The S&P 500® Index is a capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major U.S. industries.

The Russell 2000® Index is comprised of the smallest 2000 companies by market capitalization in the Russell 3000 Index, representing approximately 8% of the Russell 3000 total market capitalization.

Source: Bloomberg Professional® service.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the level of each reference asset will remain above its knock-in level on every day during the observation period.
- You are willing to invest in the notes based on the fact that your maximum potential return is [16.0% -19.0%] per annum.
- You are willing to make an investment that is exposed to the full downside performance of either of the reference assets.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the notes to maturity.

The notes may not be suitable for you if:

- You believe the level of a reference asset will decrease below its knock-in level on any day during the observation period.
- You are unwilling to make an investment that is exposed to downside performance of the reference assets on a 1 to 1 basis.
- You prefer a product that provides a possible return of greater than [16.0% -19.0%] per annum.
- You prefer to receive the potential dividends paid on Russell 2000® Index and on the stocks included in S&P 500® Index.
- You are unable or unwilling to hold the notes to maturity.
- You seek an investment for which there will be an active secondary market.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the notes involves a number of risks. It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the notes in light of their particular circumstances. See "Risk Factors" in the accompanying Free Writing Prospectus and Prospectus Supplement for a discussion of risks, which include:

- The notes are not principal protected and you may lose up to 100% of your initial investment.
- Your gain on the notes at maturity, may not reflect the full performance of the reference assets.
- There may not be an active secondary trading market in the notes and notes should be viewed as long term instruments.
- Return on the notes does not necessarily reflect the full performance of the reference assets and movements in the levels of the reference assets may affect whether or not you receive your full principal back.
- Your yield may be less than that of a standard debt security of comparable maturity.
- An investment in the notes is subject to risks associated with the U.S. equity markets.
- There may be little or no secondary market for the notes—the notes will not be listed or displayed on any securities exchange.
- The notes are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
- These notes are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to one note offering linked to the reference assets identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference assets identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference assets or as to the suitability of an investment in the notes.

You should read this document together with the Prospectus dated April 2, 2009, the Prospectus Supplement dated April 3, 2009 and the Free Writing Prospectus dated April 7, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page S-3 of the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a Prospectus and Prospectus Supplement) and a second Free Writing Prospectus with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement, and the other Free Writing Prospectus for more complete information about the issuer and this offering. You may get these items for free by visiting EDGAR on the SEC website at www.sec.gov Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement, Pricing Supplement or Free Writing Prospectus if you request it by calling toll free, 1-888-800-4722.
You may also obtain:

- the Prospectus Supplement at www.sec.gov/Archives/edgar/data/83246/000114420409018777/v145333_424b2.htm
- the Prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/0001047469-09-003736-index.htm
- the Free Writing Prospectus at www.sec.gov/Archives/edgar/data/83246/000114420409019498/v145623_fwp.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.